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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           REPORT OF FOREIGN ISSUER

   Pursuant to Rule 13a-16 or 15d-16 of the Secuities Exchange Act of 1934


                          For the month of July 2002

                                  ALCON, INC.
                               Registrant's name


                                   Bosch 69
                                 P.O. Box 62
                          6331 Hunenberg, Switzerland


                   (Address of principal executive offices)



   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X                Form 40-F
                              ---                         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                          No  X
                        ---                         ---

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                                 EXHIBIT INDEX


Exhibit        Description
-------        -----------

99.1           Alcon 2001 Corporate Report

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 17, 2002


                                   ALCON, INC.

                                      by /s/ Guido Koller
                                         ------------------------
                                         Name:  Guido Koller
                                         Title: Senior Vice President



                                      by /s/ Stefan Baster
                                         ------------------------
                                         Name:  Stefan Baster
                                         Title: Finance Manager

                                 EXHIBIT INDEX


Exhibit        Description
-------        -----------

99.1           Alcon 2001 Corporate Report